October 11, 2005
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jay Ingram

Re:	FreeSeas Inc.
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-124825
Dear Mr. Ingram:
     On behalf of FreeSeas Inc., a Marshall Islands company (“FreeSeas”), we are submitting in response to the staff’s comment letter dated September 1, 2005 (the “Comment Letter”) the accompanying pre-effective Amendment No. 2 (“Amendment No. 2”) to FreeSeas’ Registration Statement on Form F-1 (the “Form F-1”). This letter sets forth the responses to each of the staff’s comments in the Comment Letter and, when appropriate, identifies the location of the changes or additions made in Amendment No. 2. Amendment No. 2 also reflects certain updating and clarifying changes.
     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Amendment No. 2.
General
     1. FreeSeas has updated the disclosures to the latest practical date and has included throughout Amendment No. 2 financial information for Trinity Partners Acquisition Company Inc., a Delaware corporation (“Trinity”), and FreeSeas for the six months ended June 30, 2005. All blanks, except the dates relating to the Special Meeting of Trinity Class B Shareholders, have been filled in.
     2. Pursuant to our telephone conversations with the staff, FreeSeas has determined to reduce to an aggregate of 628,259 the number of shares to be registered for resale on behalf of Messrs. Varouxakis, G. Gourdomichalis, E. Gourdomichalis, Burstein, Scibelli, Buckel and Kesten, which in the aggregate is approximately 9.9% of the 6,282,600 FreeSeas shares that will be outstanding immediately after the Merger. The shares being registered on behalf of Messrs. Varouxakis, G. Gourdomichalis and E. Gourdomichalis are currently outstanding shares issued by FreeSeas and are not shares underlying options or warrants. We have made these adjustments on the cover page of the Amendment No. 2 and in the selling shareholders table on page 107.
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U.S. Securities and Exchange Commission
October 11, 2005

     3. FreeSeas has expanded the disclosures on pages 6-7 and 63-65 to include a more complete discussion of the background and purpose of the involvement, both historical and current, of V Capital, G. Bros, The Mida’s Touch, Alastor Investments and N.Y. Holdings in response to this comment.
     4. FreeSeas has expanded the disclosures on pages 6-7 and 63-65 to provide the requested additional information.
     5. We have clarified the disclosure by adding a new section captioned “Comparison of Trinity Class B Stockholder and Trinity Common Stockholder Rights” on pages 95-96 to more clearly describe the differences in the rights of the holders of Trinity’s common stock as compared to the holders of Trinity’s Class B shares.
     6. In response to the staff’s comment, FreeSeas and Trinity have amended the merger agreement to modify the closing conditions so that, instead of conditioning the closing of the Merger based upon the dollar valuation of exercised statutory appraisal rights (which may not be determinable prior to closing the Merger), it will be a condition to closing of the transaction that holders of no more than 2% of the outstanding shares of Trinity Common Stock and Trinity Class B Common Stock collectively shall have validly exercised their statutory appraisal rights in connection with the transaction. Conforming changes to the disclosures regarding the conditions to closing have been made throughout Amendment No. 2. See, for example, page 8.
     7. The letter to the Trinity stockholders has been modified to delete the reference to the expectation regarding the listing of the FreeSeas common stock.
Selected Historical Information, Page 9.
     8. The Selected Historical Financial Information for FreeSeas has been updated on page 11 to agree with the Statement of Operations.
Risk Factors, Page 13
“Trinity May Waive One or More of the Conditions—”, Page 15
     9. The disclosure has been expanded to describe the additional conditions that may be waived by Trinity in order to allow Trinity to complete the Merger without resoliciting Class B Stockholder approval. We have also added a reference to the more detailed listing of the conditions in the disclosure document. See Risk Factors. “Trinity may waive—,” Page 18.
“FreeSeas and its principal officers have affiliations”—— Page 20.
     10. The disclosure regarding conflicts of interest that could arise between Free Bulkers and FreeSeas in light of the management affiliations between the companies has been
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U.S. Securities and Exchange Commission
October 11, 2005

expanded in response to this comment. See Risk Factors, “FreeSeas and its principal officers have affiliations with Free Bulkers that could create conflicts,” Pages 23-24.
Background and Reasons for the Merger, Page 31
Background of the Merger, Page 31
     11. The following describes the prior dealings that Messrs. Scibelli and Burstein have had with counsel for FreeSeas, Mr. A. Jeffry Robinson.
     Mr. Burstein initially met Mr. Robinson in 1988 in connection with a transaction pursuant to which Bloc Development Corp., a private software company represented by Mr. Robinson’s law firm, merged with a company affiliated with Mr. Burstein that had completed an initial public offering raising approximately $2,250,000. Mr. Robinson’s firm continued to represent the surviving entity until it was subsequently sold to another company a few years later.
     After the completion of that transaction, Mr. Robinson was never involved with Mr. Burstein in any other transaction and did not represent any entity with which Mr. Burstein had any involvement or affiliation, although they did communicate from time to time during the ensuing sixteen years about possible transactions. Mr. Robinson was aware during this period that Mr. Burstein was involved in the formation of additional acquisition vehicles but, as noted above, they did not work together on any other transactions. At the time Mr. Robinson called Mr. Burstein and Mr. Scibelli in late October 2004, they had not had any prior conversations with Mr. Robinson about the formation of Trinity Partners Acquisition Company Inc., although Mr. Robinson was aware of their involvement with Trinity. Mr. Robinson also did not represent FreeSeas at the time of Trinity’s formation or at the time Trinity consummated its initial public offering. It was not until November 2004 that Mr. Robinson’s law firm began representing FreeSeas.
     Mr. Scibelli met Mr. Robinson initially in 1996, while Mr. Robinson was representing NetSpeak Corporation, a private company that was seeking to raise capital through a private placement. NetSpeak retained the services of Mr. Scibelli’s company to serve as an investment advisor. Mr. Scibelli invested in the transaction and subsequently sold the shares he received in the transaction. After this transaction, Mr. Scibelli spoke with Mr. Robinson from time to time, although prior to Mr. Robinson contacting Mr. Scibelli and Mr. Burstein about FreeSeas in late October 2004, Mr. Scibelli had never participated in any other transactions involving a client of Mr. Robinson’s.
     Neither Mr. Robinson nor the law firms with which he has been affiliated have represented Mr. Burstein or Mr. Scibelli individually, nor have they represented any entities in which Mr. Burstein or Mr. Scibelli have been a principal, stockholder, director or officer. We have also reflected on pages 37-38 of Amendment No. 2 to clarify that Mr. Robinson’s firm did not know of FreeSeas or become counsel to FreeSeas until November 2004.
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U.S. Securities and Exchange Commission
October 11, 2005

     12. FreeSeas has expanded the disclosures on pages 6, 38 and 64 to clarify that FreeSeas was not established with the intention of combining with a publicly reporting blank check company.
     13. A more complete description of the circumstances under which counsel for FreeSeas contacted Messrs. Burstein and Scibelli, including how FreeSeas and its counsel became aware of Trinity and the fact that they were actively seeking acquisition candidates, has been added on pages 37-38 of Amendment No. 2.
     14. The disclosures on pages 35-37 relating to “exploratory discussions” with three acquisition candidates has been expanded to include the information requested.
     Recommendations of the Board of Directors and Reasons for the Merger, Page 33.
     15. Page 41 has been revised to reflect the date of FreeSeas’ agreement with Poseidon.
Competition, Page 62
     16. FreeSeas has expanded the disclosure relating to the Company’s competitive position in the industry. See Competition, Page 69.
Selling Shareholders, Page 98
     17. The reference to note (3) next to Efstathios Gourdomichalis’ name was in error in Amendment No. 1 and has been removed on page 75 of Amendment No. 2.
Financial Statements
Note 7- Commitments and Contingencies, Pages F-11
     18. Trinity will have no material commitments to its financial advisor in the event the proposed business combination is not consummated.
Statement of Operations, Pages F-26
     19. FreeSeas revised the description of the “management fees” line item on the Statement of Operations to “management fees to a related party” in accordance with Rule 4-08(k) of Regulation S-X.
Comparative Per Share Information, Page 11
     20. Pro forma basic and diluted earnings per share had not been included on page 11 of Amendment No. 1 to the Form F-1, as there were no pro forma income statements presented in the Form F-1 as originally filed.
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U.S. Securities and Exchange Commission
October 11, 2005

However, in conjunction with the response to Comment 21, as pro forma income statements have been added for FreeSeas within the Unaudited Pro Forma Financial Information section, page 13 of Amendment No. 2 has been updated for FreeSeas’ pro forma basic and diluted earnings per share.
Note 9 – Related Party Transactions, Pages F-34
     21. Based on the results of our conference call with the SEC’s accounting staff on Monday, October 3, 2005, FreeSeas has expanded its disclosure on page 78 of Management’s Discussion and Analysis to clarify that the prior period results of operations will not be comparable to the post-closing results of operations of FreeSeas because FreeSeas did not record compensation expense and to explain why compensation expense was not recorded. Also in response to this conference call, FreeSeas has updated Amendment No. 2 to include on page 13 pro forma income statement information of FreeSeas for the period ended December 31, 2004 and for the six month period ended June 30, 2005, to give effect to the executive employment agreements as if they had been in place as of April 23, 2004.
Note 15 – Subsequent Events, Pages F-37
     22. In the event the proposed business combination is not consummated, FreeSeas will not have any material commitments to its financial advisor.
Undertakings
     23. The requested undertakings have been added on page II-6.
     Please call me at my direct telephone number above if you require any additional information or would like to discuss this amendment.

Very truly yours, BROAD AND CASSEL
/s/ A. Jeffry Robinson, P.A.

A. Jeffry Robinson, P.A.

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